Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Announces Third Quarter Results

    SASKATOON, SK, Nov. 10 /CNW Telbec/ -

    Overview

    Gold prices remained relatively stable during the third quarter, averaging US $622 (London PM) per ounce, down slightly from the second quarter average of US $628 (London PM) per ounce. Despite this modest decline, most gold stocks fell by as much as 10% during the quarter.
    On September 1, 2006, Claude reacquired control of its 100% owned Madsen gold project in the prolific Red Lake area of northwestern Ontario. The property had been under an option agreement with Goldcorp Canada Ltd. Claude immediately began to prepare for dewatering of the shaft to facilitate underground drilling. Preparation also began on a surface drilling program expected to commence in the fourth quarter of 2006. In November, the Company expects to close a $5.5 million flow-through equity financing to partially fund the remaining 2006 and 2007 planned drill program.
    Claude's Seabee mine gold sales were 11,000 ounces during the quarter -
on target with forecasts. The Company still expects to sell about
48,000 ounces for the full year. It continues to generate strong cash flow from operations.
    Bulk sampling of the Porky Lake and Santoy projects, located within trucking distance of the Seabee mill, continued during the third quarter. Ore extracted from the Porky Lake project is expected to be milled in the fourth quarter, while Santoy ore is anticipated to be processed by the end of the year or early next year.

    <<
    Financial Highlights
                                   Three       Three        Nine        Nine
                                  Months      Months      Months      Months
                                   Ended       Ended       Ended       Ended
                                Sept 30,    Sept 30,    Sept 30,    Sept 30,
                                    2006        2005        2006        2005

    Revenue ($ millions)            10.0         7.4        31.9        22.9
    Net earnings (loss)
     ($ millions)                    0.0        (2.9)        6.8        (4.5)
    Earnings (loss) per share ($)   0.00       (0.04)       0.09       (0.07)
    Cash from operations
     ($ millions)(x)                 2.3         0.4         8.5         2.3
    Cash from operations
     per share ($)(x)               0.03        0.01        0.12        0.04
    Average realized gold price
     (US $/ounce)                    627         451         600         439
    Total cash operating costs
     (US $/ounce)                    417         393         375         361
    Working capital ($ millions)     3.3         5.3         3.3         5.3

    (x) before net change in non-cash working capital

    OPERATIONS

    Gold

    For the first nine months of 2006, the Seabee mine processed

186,700 tonnes of ore grading 6.42 grams per tonne, compared to 170,100 tonnes of ore grading 5.82 grams per tonne for the similar period in 2005. The combination of increased throughput and grade resulted in a 22% improvement in produced ounces versus the same period in 2005 (2006 - 36,100; 2005 - 29,500).
    Ore mined for the quarter fell 48% from 73,000 tonnes in 2005 to
37,600 tonnes in 2006. Largely due to third quarter results, ore broken for the first three quarters fell 12%, from 167,800 tonnes in 2005 to 148,100 tonnes in 2006. The decrease in tonnes, period over period, is attributable to transition sequencing between shrinkage stope mining and long-hole stoping.
Ore mined in the fourth quarter is expected to return to more historic levels of approximately 15,000 to 20,000 tonnes per month.

    Operating Statistics          Three Months Ended       Nine Months Ended
                                       September 30           September 30
                                    2006        2005        2006        2005

    Tonnes mined                  37,600      73,000     148,100     167,800
    Mined grade (grams
     per tonne)                     6.93        8.30        8.42        6.75
    Mined volume (ounces)          8,400      19,500      40,100      36,400
    Tonnes milled                 59,400      60,500     186,700     170,100
    Grade processed
     (grams per tonne)              6.14        4.96        6.42        5.82
    Recovery (%)                   94.12       91.88       93.66       92.78
    Sales volume (ounces)         11,000       8,900      36,700      28,300
    Production volume (ounces)    11,100       8,900      36,100      29,500

    During the quarter, refurbishment requirements to the hoist motor limited the skipping rate to 700 feet per minute which reduced ore skipped to
700 tonnes per day. While this was less than forecast for the period the
Company still expects to meet its 48,000 ounce target for gold sales this year.
    2b mine development for the third quarter focused on the ramp to
860 level, sill access on the 8814 stoping block and haulage and drawpoints for the 550 south vein. Future development will continue to focus on the 8814 sill access, possible haulage and drawpoints on the 6807 shrinkage stope, and the 830 level and 850 level diamond drill stations.
    Diamond drilling continued on the 550 level, where definition of the 5-1 and 5-2 zones successfully defined structure but returned sub-economic grades.
The drill will now turn to the north, focusing on the 23, 26, 18 and 19 veins, also accessed from the 550 level. Drilling on the D zone on the 375 level identified some ore showings, however, more drilling will be required to do a proper evaluation. As well, another station is being developed on the
850 level to better identify continuation of the ore zone at depth below the
8814 and 8511 stoping blocks.

    Oil and Gas

    Oil and natural gas operations continue to positively impact corporate earnings and cash flow from operations before net change in non-cash working capital items. Higher realized petroleum prices, period over period, offset by production declines and higher operating costs resulted in contributed cash flows for the year to date of $0.8 million versus $1.3 million in 2005. Given the strength of petroleum prices, the Company continues to invest in the
Nipisi and Edson properties, with capital expenditures increasing by more than
62% over the comparable period in 2005.

    EXPLORATION

    During the third quarter, the Company carried out its summer exploration program with continued definition drilling of the Porky West and Santoy 7 mineralized zones. Additional drill tests were conducted on the Santoy zone 8 and the Shane Property mineralization. Other prospective zones were defined or extended during soil geochemical sampling and follow-up prospecting in various areas of the Seabee property.

    Santoy Area

    The Santoy property lies 12 kilometres east of the Seabee mine. The area hosts numerous occurrences of gold mineralization. Of these, zone 8 has been sufficiently drill-tested to support the calculation of an estimated inferred mineral resource of 910,000 tonnes of 6.10 grams per tonne (top cut of
30 grams per tonne). The bottom cut-off grade used by Claude is 3.0 grams per tonne over 1.2 metres true width. A specific gravity of 2.8 is used.
    In October 2005, the Company received the permits from regulatory agencies necessary to proceed with bridge/road work to the site and to bulk sample
Santoy zone 7. With the bridge completed by the second quarter, the road to
Santoy was continued and by the end of the third quarter was complete to the
11.5 kilometre mark, with approximately 3 to 4 kilometres remaining. The road is expected to be completed during the fourth quarter of this year.
    Work at zone 7 during the third quarter continued with construction of necessary support buildings. The underground jumbo drill started driving the ramp down towards the mineralized horizon, completing approximately 170 metres of ramp length by the end of the quarter - 130 metres of ramp remains before access to the zone is achieved. It is expected that the bulk sample could be mined and processed by the end of the year or early in 2007.
    Core drill programs carried out during the second and third quarters of
2006 were designed to in-fill drill zone 7; to aid the design of the bulk sample program; and, as continued drill-testing of Santoy zones 8 and 8E. The latter drill program is ongoing and will be reported when complete.

    Porky West Zone

    The Porky Lake area lies two kilometres north of the Seabee mine. It contains an extensive, 7.5 kilometre long gold mineralized shear horizon at the contact of volcanic and sedimentary rocks. To date, four significant zones have been identified along this horizon. One (Porky West) has been sufficiently drill-tested to support the calculation of an estimated indicated
mineral resource of 90,000 tonnes of 7.33 grams per tonne and an estimated inferred mineral resource of 130,000 tonnes of 5.00 grams per tonne.
    The necessary permits were received in 2005 and by the end of the second quarter of 2006 the Company had advanced the ramp approximately 600 metres, attaining a vertical depth of 60 metres. This work allowed access to the vein system in three places. The bulk sample program carried out during the summer was essentially complete by the end of September. A 5,000 tonne sample will be processed through the Seabee mill during the fourth quarter of 2006.

    Pigeon Lake Area

    The Pigeon Lake area lies along the eastern arm of the large Porky Lake anticline. It is host to a gold-bearing horizon which has been traced intermittently over 7.5 kilometres from the western extent of the Porky West zone to north of the Pigeon Lake area.
    During the summer, a program of soil geochemistry and follow-up prospecting detailed a number of areas along the west and north sides of
Pigeon Lake. A core drill program proposed for the winter 2007 season will be extended to include these areas.

    Shane Area

    The Shane property, owned 75% by Claude Resources and 25% by Shane
Resources Ltd., lies about seven kilometres east of the Seabee mine and directly on the all-season Santoy road, making any deposit defined in the area easily accessible. First quarter drilling tested mineralization hosted by quartz veins and sheared metavolcanic rocks of the Pine Lake greenstone belt, results of which were issued in the May 4, 2006 press release, "Claude
Resources finds significant gold intersections on Shane property".
    During the third quarter, Claude carried out an extensive program of grid-cutting, soil geochemistry, prospecting and core drilling. The drilling program further tested the horizon drilled during the first quarter of this year; when available, results from this recent drilling will be detailed in a press release. Prospecting and soil geochemistry results have extended this horizon both east and west to a total length of 1,300 metres, open at both ends. The horizon has yet to be drill-tested along half of this length.
    The soil sampling and prospecting program carried out in the Shane area exposed a number of new zones, one of which is a 62 metre long shear in metavolcanics containing a gold bearing quartz-tourmaline vein system up to three metres wide. This new zone is parallel to the known horizon and remains open at both ends. It will be drill-tested during the winter drill program in
2007.

    Madsen Property

    On September 1, 2006, Claude reacquired control of its 100% owned Madsen gold project in the prolific Red Lake area of northwestern Ontario. The property had been under an option agreement with Goldcorp Canada Ltd. Claude's land holdings in the area comprise approximately 4,000 hectares.
    Claude will proceed during the last quarter of 2006 to acquire the necessary permits to begin dewatering the Madsen shaft to the 490 metre level
(16 level). This will provide underground access for drill definition of extensions to the historic high grade 8 zone, in addition to other zones. The dewatering process to the 16 level is expected to be completed during the third quarter of 2007.
    Surface drill programs will begin as soon as the infrastructure is in place. Immediate targets include follow-up detailed drilling of specific ore-grade zones intercepted during previous drill programs. Further targets will be defined once the data from the last five years of exploration is received and reviewed. Receipt of data and drill core is expected during the fourth quarter.

    FINANCIAL

    Claude recorded break-even net earnings, or $0.00 per share, for the third quarter of 2006 compared to a net loss of $2.9 million, or $0.04 per share, for the same period last year. The period over period result was due largely to the combination of improved gold revenues, offset by higher operating costs, and lower depreciation and depletion charges on the Company's gold assets.
    For the nine months ended September 30, 2006, the Company recorded net earnings of $6.8 million, or $0.09 per share, after a $3.9 million gain realized on the sale of certain portfolio investments and a $2.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. This compares to a net loss of $4.5 million, or $0.07 per share, for the same period last year. The year to date earnings improvement was due largely to significantly higher gold revenues, offset by higher mine operating costs, the gain on the investment sale and income tax recovery.

    Revenue

    Total gross revenue generated for the third quarter of 2006 was
$10.0 million, a 35% improvement over the $7.4 million reported for the same period in 2005. The Seabee mine contributed $7.7 million for the third quarter of 2006 compared to $4.8 million for the same period last year. Gold sales volume for the quarter improved 24% from 8,900 ounces in 2005 to 11,000 ounces this period. The average Canadian dollar gold price realized for the period was CDN $703 (US $627) versus CDN $542 (US $451) for the same period in 2005.
Gross oil and natural gas revenue for the quarter fell slightly, from
$2.5 million in 2005 to $2.3 million in 2006. This was attributed to production declines offset by increases in oil prices realized.
    Total gross revenue for the first three quarters of 2006 increased 39%
from $22.9 million in 2005 to $31.9 million this period. The Seabee mine contributed $25.0 million to revenue, a 64% improvement over the $15.2 million recorded in 2005. The improvement was a result of higher gold sales volume
(2006 - 36,700; 2005 - 28,300) due to improved throughput and the higher grade processed. The 26% rise in Canadian dollar gold prices realized also contributed to revenue growth: 2006 - CDN $679 (US $600); 2005 - CDN $537
(US $439).
    Gross oil and natural gas revenues totaled $6.9 million for the first nine months of 2006, a 10% reduction from the $7.7 million recorded for the same period in 2005. This was due to a combination of increased petroleum prices
(2006 - CDN $70.42; 2005 - CDN $57.54) and slight decline in natural gas prices (2006 - CDN $7.16; 2005 - CDN $7.45) offset by production declines in oil and natural gas liquids (2006 - 49,400 barrels, 2005 - 63,900 barrels) and natural gas (2006 - 460 MMCF, 2005 - 513 MMCF). Corresponding decreases to
Alberta Crown Royalties and overriding royalties mitigated the decrease in net oil and gas revenue.

    Expenditures

    For the three months ended September 30, 2006, total mine operating costs were $5.1 million, a 21% increase from the $4.2 million recorded for the comparable period last year. This was largely due to the draw down or milling of higher cost stockpiled ore. The higher operating costs combined with the appreciating Canadian versus US dollar, offset by the higher sales volume, resulted in a 6% increase in cash operating cost per ounce (Q32006 - US $417;
Q32005 - US $393). Oil and natural gas operating costs for the quarter remained relatively unchanged.
    Total mine operating costs for the first three quarters of 2006 were $15.6 million, a 25% increase from the $12.5 million reported for the comparable period in 2005. This was attributed to a combination of costs associated with increased mill throughput for the period (2006 - 186,700 tonnes, 2005 -
170,100 tonnes) and drawdown or milling of higher cost stockpiled ore. As well, the Company is experiencing the industry-wide effects of increasing labour and consumable costs. Total cash cost per ounce rose from US $361 for the first nine months of 2005 to US $375 year to date. The increase was due to a combination of higher mine operating costs and a stronger Canadian versus US dollar, offset by more ounces sold.
    For the nine months ended September 30, 2006, oil and natural gas operating costs increased 14% to $1.6 million from $1.4 million for the same period in 2005. The Company is experiencing the same cost pressures with respect to its oil and natural gas assets as it is currently experiencing with its mining assets.

    Administrative Costs

    For the third quarter of 2006, general and administrative costs were 50%
higher, rising from $.4 million in 2005 to $.6 million this period. Year to date costs increased from $1.7 million to $2.1 million, largely due to added focus on investor relations and slightly higher stock compensation costs.

    Depreciation and Depletion

    For the third quarter of 2006, depreciation and depletion of the Company's gold assets fell by 32% over the same period in 2005. This was largely attributable to the 48% decrease in tonnes mined during the period. For the nine months ended September 30, 2006, depreciation and depletion changed slightly, rising from $7.5 million in 2005 to $7.7 million this period. The increase was due to a combination of more tonnes milled during the period, amortization of a larger asset and a slightly declining reserve base.
    Depreciation and depletion of the Company's oil and gas assets fell slightly, a result of improved oil reserves.

    Other Income

    During the nine months ended September 30, 2006, the Company disposed of a portion of its investment portfolio, realizing a gain of $3.9 million.

    Income Taxes

    The income tax recovery of $2.7 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2005 and the subsequent renouncement of those expenditures in 2006. During the first three quarters of 2005, the Company reported a similar benefit and recovery of
$1.3 million.

    Liquidity & Financial Resources

    Cash flow from operations before net change in non-cash working capital items was $8.5 million for the first nine months of 2006, or $0.12 per share, compared to $2.3 million, or $0.04 per share, in 2005. The year to date's 270%
improvement is attributable to higher contributions from the Seabee mine in the form of both added sales volume and higher realized gold prices.

    Investing

    Mineral property expenditures of $14.4 million during the first three quarters of 2006 represented a 7% increase over the $13.4 million invested during the same period in 2005. Current year to date expenditures were comprised of the following: Seabee mine development of $5.9 million (2005 -
$5.6 million); exploration costs focusing on the Porky and Santoy Lake bulk sample projects of $5.4 million (2005 - $3.2 million); property, plant and equipment charges of $3.1 million (2005 - $4.2 million) largely related to mine equipment, infrastructure costs and tailings project.
    Oil and gas capital expenditures of $2.3 million for the year to date increased by $.9 million from the same period in 2005. This primarily represents infrastructure costs on the Edson gas plant and infill drilling on the Nipisi Unit.
    During the first nine months ended September 30, 2006, the Company disposed of a portion of its portfolio investments for proceeds of
$4.3 million. The Company holds several investments in publicly traded entities which had a book value of $0.1 million and fair market value of
$1.4 million at September 30, 2006.

    Financing

    Financing activities for the first nine months of 2006 included the issuance of 108,000 common shares pursuant to the Company's Employee Share
Purchase Plan, the exercise of 130,000 employee stock options and the exercise of 127,000 warrants issued pursuant to a 2005 private placement.

    In October 2006, the Company announced plans to proceed with a private placement for the issue of 3,333,333 common shares, issued on a flow-through basis for $1.65 per share, for gross proceeds of $5.5 million. These proceeds will be used to partially fund exploration programs at both Madsen and Seabee properties.
    In August 2006, for general corporate purposes, the Company borrowed
$5.0 million in the form of a demand loan bearing interest at prime plus 1.5%, payable in monthly instalments of $83,333 plus interest and due December 2007.
During the period, the Company repaid $0.8 million on both demand loans.
    The proceeds and repayments on capital lease obligations relate primarily to equipment acquired for the Porky and Santoy Lake bulk sample projects.

    OUTLOOK

    With sales for the first three quarters of 36,700 ounces, the Company is optimistic that 2006 annual sales volume should meet the original target of
48,000 ounces. Mine operating costs are expected to increase by 10% to 15%
over original forecasts of $18.4 million due to the increase in tonnage milled and labour and consumable costs. Capital investment remains close to budget, with mine development costs expected at $7.3 million, plant and equipment costs revised upwards to $3.7 million and exploration costs increasing to between $6 million and $7 million, largely due to the Porky Lake and Santoy bulk samples.
    The Company expects to be in a position to process the Porky Lake bulk sample in the fourth quarter with the Santoy Lake bulk sample expected to be processed by the end of the year or early in 2007.
    Net oil and gas revenues should remain as targeted. Operating costs and capital expenditures have been revised upwards due, respectively, to general industry increases and infrastructure costs on the Edson gas plant.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold. At September 30, 2006, the Company had no outstanding forward gold contracts or foreign exchange contracts.

    BALANCE SHEET

    The Company's total assets were $106 million at September 30, 2006 compared to $95 million at December 31, 2005. The increase is mostly attributable to inventory increases and capital invested on both gold and oil and gas properties.
    The long-term debt of $0.3 million relates to capital lease obligations -
primarily on assets to advance bulk sample programs. The Company has
$8.5 million in bank loans outstanding but as they are demand loans the entire amount has been classified as current liabilities for accounting purposes.
Working capital was $3.3 million at September 30, 2006 compared to
$6.9 million at December 31, 2005.
    Shareholders' equity for the nine months ended September 30, 2006 increased by $4.7 million. The increase reflects net earnings of $6.8 million and a $2.3 million decrease to share capital, a result of the offset entry to the 2005 flow-through share issues and subsequent income tax recovery.
Contributed surplus increased slightly due to stock options granted, offset by options exercised during the period.

    OUTSTANDING SHARE DATA

    At September 30, 2006, there were 72.8 million common shares outstanding.
In addition, there were 0.1 million consultant options with an exercise price of $1.30, as well as 3.2 million employee stock options and 3.3 million warrants outstanding, with exercise prices ranging from $.53 to $2.10 per share and $1.10 to $3.00 per share, respectively.

    DISCLOSURE CONTROLS AND PROCEDURES

    As of September 30, 2006, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief
Financial Officer with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive
Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

    NON-GAAP PERFORMANCE MEASURES

    The Company reports its operating, depreciation and depletion costs on a per ounce basis, based on uniform standards developed by the Gold Institute.
Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.
    Cash flow from operations per common share is determined by dividing the cash flow from operations, before the net change in non-cash working capital items, by the weighted average number of common shares outstanding during the period. These per ounce measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This MD & A contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

    ADDITIONAL INFORMATION

    Additional information related to the Company is available at
www.sedar.com and www.clauderesources.com

    NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

    Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
    The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
    The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

    (signed)                                (signed)
    Neil McMillan                           Rick Johnson
    Chief Executive Officer                 Chief Financial Officer

    Date:  November 10, 2006

    Consolidated Balance Sheets
    (Canadian Dollars in Thousands - Unaudited)

                                                    September 30 December 31
                                                            2006        2005
    -------------------------------------------------------------------------

    Assets
      Current assets:
        Cash                                         $       248  $    1,448
        Receivables                                        3,730       4,359
        Inventories                                        9,171       5,953
        Shrinkage stope platform costs (Note 2)            9,835       8,941
        Prepaids                                             400         397
        Other assets                                       1,094         599
    -------------------------------------------------------------------------
                                                          24,478      21,697

      Oil and gas properties                               9,567       7,681
      Mineral properties                                  49,302      42,471
      Investments (Note 3)                                   147         549
      Promissory note                                     19,888      20,383
      Deposits for reclamation costs                       2,260       2,097
    -------------------------------------------------------------------------

                                                     $   105,642  $   94,878
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
      Current liabilities:
        Bank indebtedness                            $     3,495  $    2,543
        Payables and accrued liabilities                   7,521       6,380
        Demand loans (Note 4)                              8,487       4,261
        Other current liabilities                          1,635       1,609
    -------------------------------------------------------------------------
                                                          21,138      14,793

      Obligations under capital lease                        345         156
      Royalty obligations                                 20,018      20,513
      Deferred revenue                                     1,201       1,316
      Asset retirement obligations                         2,433       2,311

      Shareholders' equity:
        Share capital (Note 5)                            50,846      53,109
        Contributed surplus                                  778         622
        Retained earnings                                  8,883       2,058
    -------------------------------------------------------------------------
                                                          60,507      55,789
    -------------------------------------------------------------------------

      Contingency (Note 8)
      Subsequent event (Note 9)

                                                     $   105,642  $   94,878
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Earnings (Loss)
    (Canadian Dollars in Thousands, except per share amounts - Unaudited)

                                  Three Months Ended       Nine Months Ended
                                      September 30            September 30
                                    2006        2005        2006        2005

    Revenues
      Gold                     $   7,718   $   4,822    $ 24,957   $  15,187
      Oil and gas:
        Gross revenue              2,260       2,541       6,939       7,693
        Crown royalties             (464)       (497)     (1,608)     (1,785)
        Alberta Royalty
         Tax Credit                  125         125         375         375
        Overriding royalties      (1,081)     (1,229)     (3,275)     (3,651)
    -------------------------------------------------------------------------
      Net oil and gas revenue        840         940       2,431       2,632
    -------------------------------------------------------------------------
                                   8,558       5,762      27,388      17,819
    Expenses
      Gold                         5,128       4,200      15,608      12,481

      Oil and gas                    656         614       1,615       1,363
      Depreciation, depletion
       and accretion:
        Gold                       2,114       3,089       7,673       7,466
        Oil and gas                  159         183         469         594
       General and
        administrative               612         427       2,143       1,700
       Interest and other            (76)        121        (374)         44
    -------------------------------------------------------------------------
                                   8,593       8,634      27,134      23,648
    -------------------------------------------------------------------------

    Earnings (loss) before
     undernoted items                (35)     (2,872)        254      (5,829)

      Gain on sale of
       investments                     -           -       3,897           -
    -------------------------------------------------------------------------

    Earnings (loss) before
     income taxes                    (35)     (2,872)      4,151      (5,829)

      Income tax recovery
       (expense) (Note 6)             (1)         (9)      2,674       1,294
    -------------------------------------------------------------------------

    Net earnings (loss)        $     (36)  $   (2,881)  $  6,825   $  (4,535)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings (loss)
     per share
        Basic and diluted      $    0.00   $    (0.04)  $   0.09   $   (0.07)
    -------------------------------------------------------------------------

    Weighted average number
     of shares outstanding
     (000's)
        Basic                     72,804      70,427      72,706      64,949
    -------------------------------------------------------------------------
        Diluted                   72,804      70,427      73,607      64,949

    Consolidated Statements of Retained Earnings
    (Canadian Dollars in Thousands - Unaudited)

                                  Three Months Ended       Nine Months Ended
                                      September 30            September 30
                                    2006        2005        2006        2005
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period       $   8,919   $   3,909    $  2,058   $   5,563
    Net earnings (loss)              (36)     (2,881)      6,825      (4,535)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period             $   8,883   $   1,028    $  8,883   $   1,028
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Cash Flows
    (Canadian Dollars in Thousands - Unaudited)

                                  Three Months Ended       Nine Months Ended
                                       September 30           September 30
                                    2006        2005        2006        2005
    -------------------------------------------------------------------------

    Operations:
      Net earnings (loss)      $     (36)  $  (2,881)   $  6,825   $  (4,535)
      Non-cash items:
        Depreciation and
         depletion                 2,231       3,233       8,020       7,950
        Stock-based compensation      17         (29)        156          76
        Accretion of asset
         retirement obligations       42          39         122         110
        Gain on sale of
         investments                   -           -      (3,897)          -
        Income tax recovery            -           -      (2,699)     (1,320)

      Net change in non-cash
       working capital:
        Receivables               (2,259)       (272)        629      (1,004)
        Inventories                2,114       1,715      (3,218)     (2,286)
        Shrinkage stope
         platform costs             (253)     (1,292)       (894)     (2,035)
        Prepaids                     (17)       (127)         (3)        (39)
        Payables and accrued
         liabilities              (1,943)        235       1,141       1,120
    -------------------------------------------------------------------------
       Cash from operations         (104)        621       6,182      (1,963)

    Investing:
      Mineral properties          (5,128)     (4,171)    (14,412)    (13,394)
      Oil and gas properties        (658)       (529)     (2,325)     (1,434)
      Investments                      -          47       4,299          47
      Increase in reclamation
       deposits                     (156)        (16)       (163)        (33)
    -------------------------------------------------------------------------
                                  (5,942)     (4,669)    (12,601)    (14,814)
    Financing:
      Issue of common shares,
       net of issue costs             64          16         436       8,580
      Deferred revenue              (232)        (85)       (695)       (258)
      Bank indebtedness            1,826       1,383         952       2,970
      Demand loans:
        Proceeds                   5,000           -       5,000       5,000
        Repayment                   (317)       (219)       (774)       (515)
      Obligations under
       capital lease:
        Proceeds                       -           -         476           -
        Repayment                    (47)        (15)       (176)        (45)
    -------------------------------------------------------------------------
                                   6,294       1,080       5,219      15,732

    Increase (decrease)
     in cash                         248      (2,968)     (1,200)     (1,045)
    Cash, beginning of period          -       2,968       1,448       1,045
    -------------------------------------------------------------------------
    Cash, end of period        $     248   $       -    $    248   $       -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Notes to Consolidated Financial Statements

    Note 1 - General

    These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting priniples ("Canadian GAAP). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2005, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.
    In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2006, and for comparative periods presented, have been made. The interim results are not necessarily indicative of results for the full year.

    Note 2 - Shrinkage Stope Platform Costs

    Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

    Note 3 - Investments

    At September 30, 2006, the quoted market value of the investments was $1.4 million (December 31, 2005 - $6.7 million).

    Note 4 - Demand Loans

    a) In 2005, the Company borrowed $5.0 million in the form of a demand loan bearing interest at 5.99%, repayable in monthly principal and interest payments of $96,514 and due February 2010. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta. At September 30, 2006, $3.6 million remained outstanding on the loan.

    b) In 2006, the Company borrowed $5.0 million in the form of a demand loan bearing interest a prime plus 1.5%, payable in monthly instalments of $83,333 plus interest and due December 2007. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in
Alberta. At September 30, 2006, $4.9 million remained outstanding on the loan.

    Note 5 - Share Capital

    At September 30, 2006 there were 72,827,263 actual common shares outstanding.

    a)  Issue of shares

    During the period ended September 30, 2006, the Company issued 108,000,
130,000 and 127,000 common shares pursuant to the Company's Employee Share
Purchase Plan, employee stock option plan and warrants exercised pursuant to a
June 2005 private placement, respectively.

    b)  Share Option Plan

    The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire ten years from the date of the grant of the option.

    For options outstanding at September 30, 2006 weighted average exercise prices are as follows:

                            September 30     Average December 31     Average
                                    2006       Price        2005       Price
    -------------------------------------------------------------------------

    Beginning of period        2,755,000   $    1.11   2,660,000   $    1.15
    Options granted              615,000        1.18     345,000        0.98
    Options exercised/cancelled (195,000)       1.45    (250,000)       1.29
    -------------------------------------------------------------------------
    End of period              3,175,000   $    1.11   2,755,000   $    1.11
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For options outstanding at September 30, 2006, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

                                        Weighted Average    Weighted Average
    Option Price Per Share      Number    Exercise Price      Remaining Life
    -------------------------------------------------------------------------

    $.53-$.96                1,081,000         $    0.65          6.07 years
    $1.05-$1.47              1,799,000              1.25          5.40 years
    $1.71-$2.10                295,000              1.87          2.88 years
    -------------------------------------------------------------------------
                             3,175,000         $    1.11          5.39 years
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 60.82% volatility and interest rates ranging from 3.91% to 4.35%. For the year to date the compensation cost recorded in respect of stock options issued was $156,000.

    Note 6 - Income taxes

    The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $2.7 million (2005 -
$1.3 million).

    Note 7 - Financial Instruments

    The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest rates and other operating risks. To manage risks associated with prices for gold and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.
    Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.
    At September 30, 2006, the Company had no outstanding forward gold contracts. At September 30, 2005, the Company had outstanding forward gold contracts of 1,000 ounces at an average price of US $425 per ounce.
    At September 30, 2006 and 2005, the Company had no outstanding foreign exchange contracts.

    Note 8 - Contingency

    Pursuant to a Notice of Contravention issued by Saskatchewan Labour,
Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the
Court of Queen's Bench. In September 2005, the Court of Queen's Bench agreed with the Company's position, allowing the appeal and setting aside the contravention. This Court's decision was subsequently appealed by the plaintiffs. In September 2006, the Court of Appeal agreed with the Company's position, dismissing the appeal with costs.

    Note 9 - Subsequent event

    In November 2006, the Company expects to complete a private placement offering of 3,333,333 common shares issued on a flow-through basis, at a price of $1.65 per share, for gross proceeds of $5.5 million. The Company will be required to expend $5.5 million in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2007.

    Note 10 - Comparative Figures

    Certain prior period balances have been reclassified to conform to the current financial statement presentation.

    Note 11 - Differences from United States Accounting Principles

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the
Company's audited financial statements for the year ended December 31, 2005 for an explanation of the differences in Canadian and US GAAP.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and CEO; Rick Johnson
CFO, 1-306-668-7505, Facsimile: 1-306-668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax : (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 16:32e 10-NOV-06